UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation               CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                               24 UNDER THE PUBLIC UTILITY
                                                  HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period January 1, 2004 through March 31, 2004. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 487,094 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 115,400 shares of SCANA common stock were purchased in the open market and subsequently cancelled. 154,299 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 359,781 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         SCANA issued a guarantee to Prudential Insurance Company in the amount of $100.0 million for the South Carolina Generating Company, Incorporated (GENCO) senior secured notes issued February 11, 2004.

         SCANA issued an Indemnification Agreement to Associated Electric and Gas Insurance Services Limited for ServiceCare, Inc. in the amount of $35.0 million for purposes of satisfying insurance requirements in the State of North Carolina.

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Dominion Exploration & Production, Inc. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $10.0 million.

         SCANA issued a guarantee to SCG Pipeline, Inc., an affiliated company, for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to Virginia Power Energy Marketing America, Inc. for SEMI in the amount of $2.0 million.

         SCANA issued a guarantee to Southeast Alabama Gas District for SEMI in the amount of $10.0 million.

         SCANA issued a joint guarantee to Carolina Power & Light Company and Florida Power Corporation (affiliates) for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to Southern Natural Gas Company for SEMI in the amount of $30.8 million. This guarantee replaces a previous guarantee issued to Southern Natural Gas Company in the amount of $30.8 million.

         SCANA increased the guarantee amount on a previous guarantee issued to BG LNG, LLC for South Carolina Pipeline Corporation (SCPC) from $10.0 million to $15.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.1 million to $58.5 million, at interest rates ranging from 1.06% to 1.11%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $259.4 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $3.7 million to $11.2 million, at interest rates ranging from 1.09% to 1.10%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $55.2 million.

              South Carolina Generating Company, Incorporated.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

              None
C.

         South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

              None

         D. SCANA debt issuances:

              SCANA's existing 364-Day Revolving Credit Agreement which expired on January 2, 2004 was replaced by a new 364-Day Revolving Credit Agreement that will expire on December 31, 2004. The principal amount of the credit agreement is $50 million in Promissory Notes with UBS Loan Finance LLC. The applicable interest rates ranging from .375% to 1.50% will be based upon the debt rating of SCANA.

              No long-term debt was issued during the period. No short-term debt was issued during the period.

         E. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         SCANA Corporation Form S-3 filed March 19, 2004

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed February 26, 2004
         SCE&G Form U-6B-2 filed February 23, 2004
         GENCO Form U-6B-2 filed February 23, 2004

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

         South Carolina Generating Company, Incorporated Balance Sheet (Exhibit A-4).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                   Registrant





                         by:     s/James E. Swan, IV
                                 --------------------------------------------

                                 James E. Swan, IV
                                 ------------------------------------
                                           (Name)
                                        Controller
                                         (Title)


Dated:  May 20, 2004

                                    EXHIBITS


A-1   Balance Sheet for SCANA Corporation as of March 31, 2004 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of March 31, 2004 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of March 31, 2004 (Filed herewith)

A-4 Balance Sheet for South Carolina Generating Company, Incorporated as of March 31, 2004 (Filed herewith)

B     Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C Schedule I and II of SCANA Corporation Form U-6B-2 filed May 20, 2004, incorporated by reference herein

                                                             Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


--------------------------------------------------------------------------------
                                                                   March 31,
Millions of dollars                                                  2004
--------------------------------------------------------------------------------
Assets
Utility Plant:
    Electric                                                        $5,616
    Gas                                                               1,691
    Common                                                              196
--------------------------------------------------------------------------------
    Total                                                             7,503
    Accumulated depreciation and amortization                        (2,316)
--------------------------------------------------------------------------------
    Total                                                             5,187
    Construction work in progress                                     1,035
    Nuclear fuel, net of accumulated amortization                         36
    Acquisition adjustments, net of accumulated amortization            230
--------------------------------------------------------------------------------
    Utility Plant, Net                                                6,488
--------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation                      93
Investments                                                             168
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                            261
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                       218
    Receivables, net of allowance for uncollectible
      accounts of $23 and $16                                            494
    Receivables - affiliated companies                                    18
    Inventories (at average cost):
        Fuel                                                              94
        Materials and supplies                                            62
        Emission allowances                                               13
    Prepayments                                                           41
    Deferred income taxes, net                                            12
--------------------------------------------------------------------------------
    Total Current Assets                                                 952
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                         19
    Assets held in trust, net - nuclear decommissioning                   46
    Pension asset, net                                                   274
    Other regulatory assets                                              328
    Other                                                                181
--------------------------------------------------------------------------------
    Total Deferred Debits                                                848
--------------------------------------------------------------------------------
Total                                                                 $8,549
================================================================================

8





--------------------------------------------------------------------------------
                                                                     March 31,
Millions of dollars                                                     2004
--------------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                                      $2,370
    Preferred stock (Not subject to purchase or sinking funds)             106
--------------------------------------------------------------------------------
    Total Shareholders' Investment                                      2,476
Preferred Stock, net (Subject to purchase or sinking funds)                   9
Long-Term Debt, net                                                     3,332
--------------------------------------------------------------------------------
    Total Capitalization                                                5,817
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                                  191
    Current portion of long-term debt                                      202
    Accounts payable                                                       238
    Accounts payable - affiliated companies                                 16
    Customer deposits                                                       45
    Taxes accrued                                                           51
    Interest accrued                                                        57
    Dividends declared                                                      43
    Other                                                                    49
--------------------------------------------------------------------------------
    Total Current Liabilities                                              892
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                             802
    Deferred investment tax credits                                        116
    Asset retirement obligation - nuclear plant                            119
    Postretirement benefits                                                136
    Other regulatory liabilities                                           549
    Other                                                                  118
--------------------------------------------------------------------------------
    Total Deferred Credits                                               1,840
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Commitments and Contingencies
                                                                             -
------------------------------------------------------------------------ -------
--------------------------------------------------------------------------------
Total                                                                   $8,549
================================================================================

                                                             Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

   -----------------------------------------------------------------------------
                                                                     March 31,
   Millions of dollars                                                  2004
   -----------------------------------------------------------------------------
   Assets

   Utility Plant:
       Electric                                                        $5,616
       Gas                                                                 459
       Common                                                              196
   -----------------------------------------------------------------------------
       Total                                                             6,271
       Accumulated depreciation and amortization                        (1,937)
   -----------------------------------------------------------------------------
       Total                                                             4,334
       Construction work in progress                                       989
       Nuclear fuel, net of accumulated amortization                        36
   -----------------------------------------------------------------------------
       Utility Plant, Net                                                5,359
   -----------------------------------------------------------------------------

   Nonutility Property and Investments, Net                                 26
   -----------------------------------------------------------------------------
   -----------------------------------------------------------------------------

   Current Assets:
       Cash and temporary investments                                       79
       Receivables, net                                                    230
       Receivables - affiliated companies                                   42
       Inventories (at average cost):
           Fuel                                                             30
           Materials and supplies                                           56
           Emission allowances                                              13
       Prepayments                                                          25
       Deferred income taxes, net                                             4
   -----------------------------------------------------------------------------
       Total Current Assets                                                479
   -----------------------------------------------------------------------------

   Deferred Debits:
       Environmental                                                        10
       Assets held in trust, net - nuclear decommissioning                  46
       Pension asset, net                                                  274
       Due from affiliates - pension and postretirement benefits            21
       Other regulatory assets                                             310
       Other                                                               139
   -----------------------------------------------------------------------------
       Total Deferred Debits                                               800
   -----------------------------------------------------------------------------
   Total                                                               $6,664
   =============================================================================

 -------------------------------------------------------------------------------
                                                                    March 31,
 Millions of dollars                                                  2004
 -------------------------------------------------------------------------------
 Capitalization and Liabilities

 Shareholders' Investment:
     Common equity                                                   $2,059
     Preferred stock (Not subject to purchase or sinking funds)           106
 -------------------------------------------------------------------------------
     Total Shareholders' Investment                                    2,165
 Preferred Stock, net (Subject to purchase or sinking funds)                 9
 Long-Term Debt, net                                                   2,110
 -------------------------------------------------------------------------------
 Total Capitalization                                                  4,284
 -------------------------------------------------------------------------------

 Minority Interest                                                         75
 -------------------------------------------------------------------------------

 Current Liabilities:
     Short-term borrowings                                               191
     Current portion of long-term debt                                   142
     Accounts payable                                                      93
     Accounts payable - affiliated companies                               91
     Customer deposits                                                     25
     Taxes accrued                                                         48
     Interest accrued                                                      40
     Dividends declared                                                    38
     Other                                                                 24
 -------------------------------------------------------------------------------
     Total Current Liabilities                                           692
 -------------------------------------------------------------------------------

 Deferred Credits:
     Deferred income taxes, net                                          720
     Deferred investment tax credits                                     114
     Asset retirement obligation - nuclear plant                         119
     Due to affiliates - pension and postretirement benefits               15
     Postretirement benefits                                             136
     Regulatory liabilities                                              446
     Other                                                                 63
 -------------------------------------------------------------------------------
     Total Deferred Credits                                            1,613
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Commitments and Contingencies                                               -
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Total                                                               $6,664
 ===============================================================================

                                                             Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

    ----------------------------------------------------------------------------
                                                                      March 31,
       Millions of dollars                                              2004
    ----------------------------------------------------------------------------

        Assets
       Gas Utility Plant                                                  $931
       Accumulated depreciation                                           (261)
       Acquisition Adjustment, Net of Accumulated Amortization             210
    ----------------------------------------------------------------------------
       Gas Utility Plant, Net                                              880
    ----------------------------------------------------------------------------

       Nonutility Property and Investments, Net                             27
    ----------------------------------------------------------------------------

       Current Assets:
            Cash and temporary investments                                  33
            Restricted cash and temporary investments                        8
            Receivables, net of allowance for uncollectible
              accounts of $3 and $3                                         96
            Receivables-affiliated companies                                 6
            Inventories (at average cost):
               Stored gas                                                   26
               Materials and supplies                                        5
            Prepayments                                                      1
            Deferred income taxes, net                                       4
    ----------------------------------------------------------------------------
            Total Current Assets                                           179
    ----------------------------------------------------------------------------

       Deferred Debits:
            Due from affiliate-pension asset                                13
            Regulatory assets                                               19
            Other                                                            8
    ----------------------------------------------------------------------------
            Total Deferred Debits                                           40
    ----------------------------------------------------------------------------
       Total                                                           $1,126
    ============================================================================

        Capitalization and Liabilities
       Capitalization:
            Common equity                                                 $521
            Long-term debt, net                                            278
    ----------------------------------------------------------------------------
            Total Capitalization                                           799
    ----------------------------------------------------------------------------

       Current Liabilities:
             Short-term borrowings                                           -
            Current portion of long-term debt                                8
            Accounts payable                                                35
            Accounts payable-affiliated companies                            5
            Customer deposits                                                7
            Taxes accrued                                                   25
            Interest accrued                                                 4
            Distributions/dividends declared                                 4
            Other                                                           12
    ----------------------------------------------------------------------------
            Total Current Liabilities                                      100
    ----------------------------------------------------------------------------

       Deferred Credits:
             Deferred income taxes, net                                     96
             Deferred investment tax credits                                 2
             Due to affiliate-postretirement benefits                       17
             Regulatory liabilities                                         99
             Other                                                          13
    ----------------------------------------------------------------------------
             Total Deferred Credits                                        227
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
       Total                                                           $1,126
    ============================================================================

                                                                   Exhibit A-4


                     SOUTH CAROLINA GENERATING COMPANY, INC.
                                 BALANCE SHEETS
                                 March 31, 2004
                                   (Unaudited)

 ---------------------------------------------------------------------------
                                                             March 31,
 Millions of dollars                                            2004
 ---------------------------------------------------------------------------
 Assets

 Utility Plant:
     Plant in Service                                           $315
     Less Accumulated Depreciation                                132
 ---------------------------------------------------------------------------
 ---------------------------------------------------------------------------
         Total                                                    183
     Construction Work in Progress                                 79
 ---------------------------------------------------------------------------
         Utility Plant, Net                                       262
 ---------------------------------------------------------------------------

 Current Assets:
     Cash                                                            3
     Receivables from Affiliated Company                            29
     Inventories:
         Fuel                                                        7
         Materials and Supplies                                      2
 ---------------------------------------------------------------------------
         Total Current Assets                                      41
 ---------------------------------------------------------------------------

 Deferred Debits                                                     8
 ---------------------------------------------------------------------------
             Total                                              $311
 ===========================================================================

 Capitalization and Liabilities

     Common Equity:
         Common Stock                                             $20
         Other Paid in Capital                                     29
         Retained Earnings                                         26
 ---------------------------------------------------------------------------
 ---------------------------------------------------------------------------
            Total Common Equity                                    75
     Long-Term Debt, Net                                          166
 ---------------------------------------------------------------------------
           Total Capitalization                                   241
 ---------------------------------------------------------------------------

 Current Liabilities:
     Current Portion of Long-Term Debt                              4
     Accounts Payable                                              10
     Taxes Accrued                                                   3
     Interest Accrued                                                2
 ---------------------------------------------------------------------------
           Total Current Liabilities                               19
 ---------------------------------------------------------------------------

 Deferred Credits:
     Accumulated Deferred Investment Tax Credits                     5
     Accumulated Deferred Income Taxes                             42
     Other Deferred Credits                                          4
 ---------------------------------------------------------------------------
           Total Deferred Credits                                  51
 ---------------------------------------------------------------------------
                 Total                                          $311
 ===========================================================================

                                                               Exhibit B
                                SCANA Corporation
                         Consolidated Capital Structure
                                 March 31, 2004
                              (Dollars in Millions)

                                                                 % of Total
                                           Actual             Capitalization

 Common equity                           $     2,370                   38.2%

 Preferred stock                         $        115                   1.9%

 Debt (long and short-term)              $     3,725                   59.9%

                                        -------------------------------------
 Total                                   $     6,210                  100.0%
                                        =====================================


                    South Carolina Electric & Gas Company
                        Consolidated Capital Structure
                                March 31, 2004
                            (Dollars in Millions)

                                                                % of Total
                                            Actual             Capitalization

 Common equity                                  $ 2,059                44.6%

 Preferred stock                                    115                 2.5%

 Debt (long and short-term)                       2,443                52.9%

                                        -------------------------------------
 Total                                          $ 4,617               100.0%
                                        =====================================

             Public Service Company of North Carolina, Incorporated
                         Consolidated Capital Structure
                                 March 31, 2004
                              (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

 Common equity                           $        521                  64.6%

 Debt (long and short-term)              $        286                  35.4%

                                        -------------------------------------
 Total                                   $        807                 100.0%
                                        =====================================




               South Carolina Generating Company, Incorporated
                              Capital Structure
                                March 31, 2004
                            (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

 Common equity                           $          75                 30.6%

 Debt (long and short-term)              $        170                  69.4%

                                        -------------------------------------
 Total                                   $        245                 100.0%
                                        =====================================